

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 23, 2009

Steven J. Murphy
Chief Financial Officer
Natus Medical Incorporated
1501 Industrial Road
San Carlos, CA 94070

>   **Re: Natus Medical Incorporated**
>   **Form 10-K for the Fiscal-Year ended December 31, 2008**
>   **Filed March 10, 2009**
>   **File No. 000-33001**

Dear Mr. Murphy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant